METROAIR, INC

(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Period Ended April 30, 2026 and Year Ended December 31, 2025

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Metroair, Inc. Management

We have reviewed the accompanying financial statements of Metroair, Inc. (the Company) which comprise the balance sheets as of April 30, 2026 and December 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period and year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

July 21, 2026

METROAIR, INC
BALANCE SHEET

		As of April 30, 2026	As of December 31, 2025
ASSETS			
TOTAL ASSETS	$	-	-
LIABILITIES AND EQUITY			
TOTAL LIABILITIES	$	-	-
EQUITY			
Common Stock	$	100	100
Share subscription receivable		(100)	(100)
Additional Paid in Capital	$	819	819
Accumulated Deficit		(819)	(819)
TOTAL EQUITY	$	-	-
TOTAL LIABILITIES AND EQUITY	$	-	-

See Accompanying Notes to these Unaudited Financial Statements

METROAIR, INC
STATEMENT OF OPERATIONS

		Period Ended April 30, 2026	Year Ended December 31, 2025
Operating Expenses			
General and Administrative Expenses	$	-	819
Total Loss from Operations	$	**-**	**(819)**
Net Income (Loss)	**$**	**-**	**(819)**

See Accompanying Notes to these Unaudited Financial Statements

METROAIR, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				
	# of Shares	**$ Amount**	**APIC**	**Retained Earnings (Deficit)**	**Total Shareholders' Equity**
Inception - 5/1/25	-	-	-	-	-
Issuance of Common Stock	10,000,000	100	-	-	100
Subscription Receivable	-	(100)	-	-	(100)
Additional Paid-in Capital	-	-	819	-	819
Net income (loss)	-	-	-	(819)	(819)
Ending balance at 12/31/25	10,000,000	0	819	(819)	-
Issuance of Common Stock	-		-	-	-
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	-	-
Ending balance at 4/30/26	10,000,000	0	819	(819)	-

See Accompanying Notes to these Unaudited Financial Statements

METROAIR, INC
STATEMENT OF CASH FLOWS

		Period Ended April 30, 2026	Year Ended December 31, 2025
OPERATING ACTIVITIES			
Net Income (Loss)	$	-	(819)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Non-Cash organizational expenses paid by founder		-	819
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-	819
Net Cash provided by (used in) Operating Activities	$	-	-
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Net Cash provided by (used in) Financing Activities	$	-	-
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period	$	-	-
Cash at end of period	$	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities:

Organizational costs paid directly by the founder and recognized as additional paid-in capital: $819.

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Metroair, Inc. (the "Company") was incorporated in the State of Delaware on May 1, 2025. The Company is a pre-revenue, inception-stage entity. The Company is 100% owned by its founder and CEO, Hak Yoon Kim, who serves as the sole controlling owner. Mr. Kim also owns approximately 99% of the Company's Korean affiliated (sister) company under common control of Mr. Kim, Metroair Co., Ltd. (주식회사 메트로에어).

The Company was formed to develop and commercialize guarded hybrid eVTOL (electric vertical takeoff and landing) drones, which are capable of both hovering like a multicopter and cruising like a fixed-wing aircraft. The Company's initial commercial product in development is the Multicruiser FPV drone, targeted at first-person view (FPV) racing, defense, and commercial drone operators primarily in the U.S. market. Long-term expansion plans include targeting segments such as cinematography, industrial inspection, public safety, and last-mile urban logistics.

As of the balance sheet date, the Company has not yet commenced commercial operations, has generated no revenue, and holds no inventory. The Company's activities since inception have been strictly limited to organizational setup, issuing 10,000,000 shares of common stock to its founder for $100, and the execution of an intellectual property license agreement with its Korean affiliated (sister) company under common control of Mr. Kim for the use of three U.S. patents. The Company is currently dependent on this single product in development and a single IP licensor.

Risks & Uncertainties:

The Company is currently in the pre-revenue stage and its future operations are highly dependent on a single product currently in development: the Multicruiser FPV drone. Additionally, the Company relies on a single intellectual property licensor, its Korean affiliated (sister) company under common control of Mr. Kim, Metroair Co., Ltd. (주식회사 메트로에어)—for the technology rights necessary to operate. The Company's initial target market is also highly concentrated, focusing primarily on first-person view (FPV) racers, defense, and commercial drone operators in the U.S. market. To mitigate these vulnerability risks, management plans to pursue diversified customer segments and expand its product offerings following the initial commercial launch.

The Company is subject to risks common to early-stage technology companies, including negative operating cash flows attributable to startup and organizational costs. The Company's ability to successfully overcome these risks depends on the completion and flight testing of the Multicruiser FPV drone, as well as its ability to raise necessary investment capital through a planned Regulation CF crowdfunding campaign in 2026.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Management plans to mitigate these conditions and fund ongoing operations by conducting a crowdfunding campaign under Regulation CF in 2026 to raise operating capital. These funds are intended to support the completion and flight testing of the Multicruiser FPV drone, which is expected to generate the Company's initial revenues. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of April 30, 2026 and December 31, 2025.

Cash and Cash Equivalents

The Company has no cash as of April 30, 2026 and December 31, 2025.

General and Administrative

General and administrative expenses consist of incorporation fees.

Income Taxes

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's

estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Metroair, Inc. is 100% owned by its founder and Chief Executive Officer, Hak Yoon Kim, who serves as the sole controlling owner. Mr. Kim also owns approximately 99% of the Company's Korean affiliated (sister) company under common control of Mr. Kim, Metroair Co., Ltd. (주식회사 메트로에어). Because the two entities are under the common control of Mr. Kim, they are considered related parties.

During 2025, the Company's founder and sole controlling owner approved the execution of an Intellectual Property (IP) license agreement with its affiliated (sister) company under common control of Mr. Kim, Metroair Co., Ltd. For the period ended April 30, 2026 and Year ended December 31, 2025, the Company had no intercompany cash transactions with Metroair Co., Ltd. Furthermore, no amounts were paid or accrued under the IP License Agreement as of the balance sheet date, and there are no intercompany balances or transactions requiring elimination.

Founder Stock Issuance On May 9, 2025, the Company entered into a Restricted Stock Purchase Agreement with its founder and CEO, Hak Yoon Kim. Under the terms of the agreement, the Company issued 10,000,000 shares of common stock to Mr. Kim for a total purchase price of $100.00.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of the balance sheet date, the Company has no outstanding debt, credit facilities, or long-term debt obligations. The Company has not entered into any collateral arrangements or subordinated obligations, and it is not subject to any debt covenants. Management has not obtained any new loans or lines of credit during the period ended April 30, 2026 and year ended December 31, 2025.

NOTE 6 – EQUITY

Under its Certificate of Incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock, with a par value of $0.00001 per share.

Voting:

Each share of common stock is entitled to one vote.

Restricted Stock Issuance On May 9, 2025, the Company entered into a Restricted Stock Purchase Agreement with its founder and Chief Executive Officer, Hak Yoon Kim, issuing all 10,000,000 authorized shares of common stock for a total purchase price of $100.00.

Vesting and Repurchase Option:

The shares issued to the founder are subject to vesting requirements and a right of repurchase by the Company.

Under the terms of the Restricted Stock Purchase Agreement, 25% (1/4th) of the shares vest on the 12-month anniversary of the vesting commencement date (May 9, 2025), and an additional 1/48th of the shares vest each month thereafter, contingent upon the founder's continuous service.

In the event of a voluntary or involuntary termination of service, the Company holds an irrevocable, exclusive option for a period of two months to repurchase any unvested shares at the original purchase price. Furthermore, the unvested shares are subject to accelerated vesting (100%) if the founder is terminated without cause within 12 months following a change of control.

Dividends:

No dividends have been declared or paid by the Board of Directors during the period

Formation Costs:

During the period ended December 31, 2025, the Company's founder and Chief Executive Officer, Hak Yoon Kim, incurred and paid for certain inception-stage organizational costs on behalf of the Company. The founder did not seek reimbursement from the Company for these out-of-pocket expenses, therefore, the amounts have been recorded as general and administrative expenses in the current period, with a corresponding non-cash capital contribution recognized in Additional Paid-In Capital (APIC) within Stockholders' Equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 30, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 21, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.